Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-189395 July 22, 2013

Precision Immunotherapy TM

Opexa Therapeutics, Inc.

NASDAQ: OPXA

July 2013 The Woodlands, TX

Forward-Looking Statements

This investor presentation contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements contained in this presentation, other than statements of historical fact, constitute “forward-looking statements.” The words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements do not constitute guarantees of future performance. Investors are cautioned that statements which are not strictly historical statements, including, without limitation, statements regarding the development of our product candidate, Tcelna (imilecleucel-T), constitute forward-looking statements.

Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, which include, but are not limited to, risks associated with: market conditions; our capital position; the rights and preferences provided to the Series A convertible preferred stock and investors in the July 2012 convertible secured notes; our ability to compete with larger, better financed pharmaceutical and biotechnology companies; new approaches to the treatment of our targeted diseases; our expectation of incurring continued losses; our ability to raise additional capital to continue our development programs or access the financing potentially available under the purchase agreements with Lincoln Park Capital Fund, LLC; our ability to maintain compliance with NASDAQ listing standards; the success of our clinical trials (including the Phase IIb trial for Tcelna in Secondary Progressive Multiple Sclerosis (“SPMS”) which, depending upon results, may determine whether Ares Trading SA (“Merck”) elects to exercise its option to obtain license rights to Tcelna in multiple sclerosis (the “Option”)); whether Merck exercises the Option and, if so, whether we receive any development or commercialization milestone payments or royalties from Merck pursuant to the Option; our dependence (if Merck exercises the Option) on the resources and abilities of Merck for the further development of Tcelna; the efficacy of Tcelna for any particular indication; our ability to develop and commercialize products; our ability to obtain required regulatory approvals; our compliance with all FDA regulations; our ability to obtain, maintain and protect intellectual property rights; the risk of litigation regarding our intellectual property rights or the rights of third parties; our limited manufacturing capabilities; our dependence on third-party manufacturers; our volatile stock price; and other risks detailed in our filings with the SEC.

These forward-looking statements speak only as of the date made. We assume no obligation or undertaking to update any forward-looking statements to reflect any changes in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our registration statement on Form S-1 initially filed on June 17, 2013 and as subsequently amended as well as in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

2

Free Writing Prospectus Statement

This presentation highlights basic information about us and the offering. Being a summary document, this slide deck does not contain all the information that you should consider before investing.

We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents that we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting the “Search EDGAR” section on the SEC web site at http://www.sec.gov. The preliminary prospectus, dated July 22, 2013, is available on the SEC website. Alternatively, we or Aegis Capital Corp., the underwriter participating in this offering, will arrange to send you a preliminary prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019; Telephone: (212) 813-1010; Email: prospectus@aegiscap.com

3

Offering Summary

Issuer

Exchange/Ticker

Offering Size

Over-allotment

Use of Proceeds

Sole Book—Runner

Opexa Therapeutics, Inc.

NASDAQ / OPXA

Approximately $15 Million (100% Primary)

Clinical Development of Tcelna and conduct of ongoing Phase IIb Abili-T study, operating expenses, general corporate purpose and potential pay down of convertible debt

Aegis Capital Corp.

4

Investment Thesis

T-cell platform company with Fast Track designation in SPMS

Esteemed Scientific Advisory Board

Precision Immunotherapy potentially optimizes benefit-risk profile

Targeting an unmet medical need in a potentially substantial market

Option Agreement with Merck Serono, a strong commercial partner

Replacement value of company is multiples of present market cap

Attractive potential risk-reward profile for long term/value investors

Goal-oriented management team focused on value creation

5

Experienced Management Team and Board of Directors

Neil Warma, President & CEO, Director

19+ years international healthcare experience with large Pharma and emerging biotechnology companies

Former Senior Management, Novartis Pharmaceuticals, Basel, Switzerland

Former CEO, Viron Therapeutics, Inc.

Co-founder and President of MedExact Inc., a company subsequently acquired

Karthik Radhakrishnan, Chief Financial Officer

10+ years of health care capital markets experience

Formerly, Vice President at ING Investment Management

MBA, MS in Engineering, CFA charter holder

Don Healey, Ph.D., Chief Scientific Officer

25+ years of experience in cellular immunology and immune regulation

Former Director of Immunology, Argos Therapeutics

Donna Rill, Chief Development Officer

30 years in cell and gene therapy research and clinical application

Designed and validated cGMP Cell & Gene Therapy Laboratories, Vector Production facilities, and Translational Research Labs

Kenny Frazier, VP of Clinical Dev.and Regulatory Affairs

24 years of extensive clinical and regulatory experience

Formerly, Head of Clinical Operations, Lexicon Pharmaceuticals and Tanox, Inc.

Board of Directors

Gail J. Maderis

CEO, BayBio, Former CEO of Five Prime Therapeutics, Founder of Genzyme Molecular Oncology

Michael S. Richman

CEO, Amplimmune

Scott B. Seaman

Executive Director, Alkek Foundation

David E. Jorden

Interim CEO, Nanospectra Biosciences

Neil K. Warma

CEO, Opexa

6

SPMS Scientific Advisory Board

Dawn McGuire, M.D., FAAN (Chair)

Advisory Council of the Gill Heart Institute

Former Vice President of Clinical Research at Elan Pharmaceuticals

Hans-Peter Hartung, M.D

Chair of Neurology at Heinrich-Heine University, Düsseldorf

President ECTRIMS, World Health Organization Advisory Board on MS

Mark S. Freedman, M.D.

Director of the Multiple Sclerosis Research Unit at Ottawa Hospital

Multiple Sclerosis Society of Canada, National MS Society (USA)

ACTRIMS committee member

Clyde Markowitz, M.D.

Director of MS Center at the University of Pennsylvania

Doug Arnold, M.D.

James McGill Professor Neurology and Neurosurgery at the Montreal Neurological Institute

Edward Fox, M.D., Ph.D.

Director of Multiple Sclerosis Clinic of Central Texas

Advisory Committee, Lone Star Chapter of the National Multiple Sclerosis Society

7

Pipeline and Potential Areas of Investigation

Stage of Development

Indication Evaluation Preclinical Phase I Phase II Phase III Commercial

T-CELL PLATFORM

Multiple Sclerosis (Tcelna)*

Secondary Progressive MS* Phase IIb ongoing

Relapsing Remitting MS* Phase III not yet initiated

STEM CELL PLATFORM

Type 1 Diabetes

* Rights granted to Merck Serono under option and license agreement (Feb. 5, 2013)

Tcelna in Secondary Progressive Multiple Sclerosis

Patients initially experience a relapsing-remitting course then transition to SPMS

SPMS patients experience worsening QOL / disability with or without relapses

Over 450,000 patients in North America and 2 million world wide have MS

Approximately 30-45% of MS patients can be classified as Secondary Progressive

Tcelna is being pursued for this SPMS indication

Potential SPMS market in the North America alone could exceed $7 billion [150,000 SPMS patients at average cost of $50,000 per year of treatment]

No SPMS treatment approved by EMA; only one approved by FDA with limited use due to toxicity

Upon successful clinical development, Tcelna has the potential to be the treatment of choice in SPMS

Tcelna Addressing the Root Cause of Multiple Sclerosis

Preventing Demyelination and Enabling Remyelination

Myelin Reactive T-cells (MRTC) cross the blood brain barrier, enter the brain, bind to antigen presenting cells (APC) causing release of pro-inflammatory cytokines which lead to a two pronged attack through: i. Activation of microglial cells leading to destruction of myelin sheath, the protective coating of nerve fibers ii. Destruction of oligodendroglial cells which are responsible for producing myelin

Result Destruction of the myelin sheath with barriers to prevent remyelination

T cells play a vital role in our immune system. Only a very small proportion develop into MRTC. Most competing therapies non-specifically suppress all T-cells (including beneficial T cells) and/or focus on preventing their entry into the central nervous system, which may lead to serious side effects.

Opexa’s Strategy

Tcelna programs the immune system to specifically recognize MRTCs as pathogenic thereby inhibiting further destruction of the myelin sheath and potentially enabling remyelination

Adapted by permission from Macmillan Publishers Ltd: NATURE REVIEWS

IMMUNOLOGY 3, 483-492 (June 2003), copyright (2003) 10

Mechanism of Action

Reduction in Myelin Reactive T-Cells

Tcelna Demonstrated a Reduction in Myelin Reactive T-cells (MRTC)

Week 0 Week 5 Week 13 Week 21 Week 28 Week 52

0%

-10%

C -20%

MRT -30%

in -40%

-50%

-60%

eduction -70%

R

-80%

-90%

-100% Dose 1 Dose 2 Dose 3 Dose 4

Each dose consisting of 30-45 x 106 cells

Results from Tcelna dose ranging studies: Published in Clinical Immunology (2009) 131, 202-215

Single Cycle Manufacturing Process:

Annual course of treatment (5 doses) from one blood draw

14 days 35 days 1 day

Epitope Profiling Manufacturing and QC Dispensation

-Red Cross

—Blood Group Alliance

Cryopreservation

Epitope Profiling Expansion of antigen specific T-cells Formulation/ Administration: 5

Irradiation of each subcutaneous

dose as required injections/year

Merck Serono Agreement for MS indication

February 2013 option and license agreement with Merck Serono

Up to $220 million in additional payments

Option exercise $25 million for starting Phase III/ or $15 million if another Phase II

$35 million FDA filing, approval and commercialized in US

$30 million for EU filing, approval and commercialization in at least three countries

RRMS development and commercialization of up to $40 million

One time commercial milestones of up to $85 million

Royalties ranging from 8% to 15% of annual net sales with step-ups occurring when net sales exceed $500 million, $1 B & $2 B

Opexa maintains key rights:

Development and commercialization rights to Tcelna in Japan

Certain manufacturing rights

Co-development funding option in exchange for increased royalties

Rights to all other disease indications

Tcelna Development Program

Broad Spectrum of MS patients treated

Phase Completion Population Total N Treatment Tcelna Placebo

Dates Duration

(months)

RRMS, PPMS,

Baylor 1998 114 Up to 24 months 114

SPMS (26)

Phase I dose RRMS (5)

2006 16 12 16 —

escalation SPMS (6)

Phase I/II RRMS (9)

Open label 2007 SPMS (4) 13 12 13 —

retreatment

Phase IIb 2008 RRMS, CIS 150 12 100 50

TERMS

Phase IIb 15 from

At least one dose

extension 2008 RRMS, CIS 38 placebo

post TERMS

OLTERMS arm

Phase IIb

Abili-T 1st Half 2016* SPMS 180* 24* 90* 90*

*	Expected upon completion of ongoing SPMS Abili-T trial

TERMS Study

A Completed Phase IIb Clinical Trial in RRMS

Completed Phase IIb clinical trial in 150 RRMS patients; 33 sites in U.S.

mITT population (n=142)

37% reduction in ARR vs. placebo

ARR 0.214 vs. 0.339

Superior safety and promising efficacy trend demonstrated

Two End-of-Phase II meetings with FDA successfully completed

0.4

0.35

0.3 0.339

nt/year 37%

0.25

0.2 Tcelna

0.214

apses/patie 0.15 Placebo

Rel 01.

0.05

0

n=94 n=48

TERMS Study—Prospective Analysis in More Active or Progressive Patients

Sub-population of patients (n=50) with more progressed/active disease profile (baseline ARR >1) most closely mirrors SPMS patients

Percent Brain Volume Change Change in Disability (EDSS) Annualized Relapse Rate (ARR)

at Week 52 at Week 52 at Week 52

0 n=18 n=32 2.45 0.7

-0.04

-0.05 2.4 2.4 2.39 0.6 0.63

-0.1 2.35 0.5

55%

-0.15 Tcelna 2.3 0.4

change (Mean) patient/yr) Tcelna

me %) 88% Placebo ore RR

volu ( -0.2 Sc 2.25 2.23 Tcelna A 0.3 Placebo

-0.25 2.2 2.2 (p=0.045) Placebo 0.2 0.28

Brain -0.3 -0.32 EDSS 2.15 (relapses/ 0.1

-0.35 2.1 0

Baseline Week 52 n=18 n=32

88% Reduction in Statistically Significant 55% Reduction in ARR

Brain Atrophy Improvement in Disability (p=0.045)

These Data Support Phase IIb Program in SPMS

TERMS Study—Subgroup Analysis in Patients Naïve to DMT

1.4 73% Reduction

1.2 p=0.009

(ARR) 1.18

te 1

Ra 0.8 64% Reduction

p=0.046

Tcelna

Relapse 0.6 56% Reduction Placebo

d p=0.060

0.4 0.48 0.5

Annualize 0.31

0.2

0.21 0.18

0 n=53 n=28 n=45 n=25 n=16 n=8

mITT ARR>1 ARR>1

Annualized relapse rate in DMT naïve populations. ARR in placebo subjects without previous disease modifying treatment (DMT) experience reflects relapse rates commonly seen in other placebo controlled trials in MS. In this subpopulation, treatment with Tcelna resulted in a 56 73% reduction in ARR compared with placebo.

Secondary Progressive MS:

Overview of Phase I/II Patients treated with Tcelna

36 SPMS patients treated in three clinical studies

35 of these patients were treated with Tcelna for two years

26 patients treated at Baylor; 10 patients treated by Opexa

Promising efficacy observed

Disease stabilization as measured by EDSS was observed in 80% of patients at two years (compared to a historical control data that shows progression rate of 40%)

10 patients in Opexa sponsored study showed significant reduction in relapse rates from a baseline ARR of 0.5 to an ARR of 0.1 at two years

No worsening in key Quality of Life Indicators (physical and psychological condition) at two years

Well-tolerated with a favorable safety profile

No Serious Adverse Events

Tcelna Stabilizes Disease in SPMS at 2 Years

80% of subjects treated with Tcelna showed no further disease progression by EDSS at 2 years

100%

wing Stabilization vs. Historical Progression

n 80%

Sho 80%

Stable

60%

tients abilizatio Progressed

Pa St 40%

of 40%

ent Disease 20%

Perc 20%

0%

Tcelna Open Label Historical Disease

(n=35) Progression

*A small percentage of patients in pooled analysis showed an **Historical control: ESIMS Study,

improvement (i.e. decrease in progression) published Hommes Lancet 2004

Tcelna Reduces Annualized Relapse Rate (ARR) in SPMS at 2 years

060. Tcelna treated SPMS

patients (n=10)

(ARR) 0.50

In 21.8 years of cumulative

e

Rat 0.40 patient follow up, only 1

elapse 0.30 patient experienced 1 relapse

R

0.20

nualized 0.10

An

0.00

Baseline 12 Months 24 Months

One relapse observed in 21 years of cumulative patient follow up

Tcelna Stabilizes Quality of Life Scores in SPMS at 2 years

Scale 4.0%

ct

Impa Tcelna treated Tcelna treated

(n=10) (n=7)

2.0% 2.1%

lerosis 1.2%

Sc 0.9% Physical

0.0%

Multiple 12 Month 18-24 Month Psychological

n -20%.

i

Change -4.0%

age -51%.

Negative percent change indicates

Percent -6.0% improvement from baseline

Following two years of treatment, no worsening of physical

condition and improvement in psychological condition

Abili-T : Landmark trial in SPMS

Abili-T Phase IIb clinical trial in SPMS is ongoing

Double-blind, 1:1 randomized, placebo-controlled

Inclusion criteria: Secondary Progressive MS with EDSS of 3 to 6

53 patients enrolled at June 14, 2013

Immune Monitoring program conducted on a blinded basis

Fast Track designation granted by FDA for Tcelna in SPMS

180 Patients expected to be enrolled

SPMS population

30 sites in USA and Canada

2	annual courses of personalized therapy

Efficacy Assessments

Primary Endpoint

Whole-brain atrophy

Secondary Endpoints

Sustained progression measured by EDSS

Time to sustained progression

T2 lesions progressing to hypointense lesions (black holes)

Change in EDSS

Annualized Relapse Rate (ARR)

Change in MSFC Assessment of disability

Change in Symbol Digit Modality Test (SDMT)

Exploratory Endpoints

Quality of life assessment by MSQLI

Gd-enhancing lesion volume with increasing MTR

Gd-enhancing lesion volume with decreasing MTR

Change in MTR in normal-appearing white matter

Changes in T-regulatory cell repertoire and function

OPEXA THERAPEUTICS

Immune Monitoring Program

Trial initiation	40 patients at dose 5	90 patients at dose 5	180 patients at 10 doses	End of Study

2012	2013	2014	2015	2016

Immuno vigilance

Whole blood analysis: Absolute frequency of T-cells, B-cells, Dendritic cells and Monocytes

- Goal is to show no systemic impact on immune response, i.e. Tcelna is a Precision Immunotherapy
- Tcelna differentiates by not depleting a broad spectrum of T-cells

Phenotypical Analysis (CD4 and CD8)

Pro-inflammatory	Anti-inflammatory
TH1	Treg
TH17	Tr1
	TH2
IL-2	IL-4
IL-6	IL-5
IL-12	IL-10
IL-17E, IL-17F	
IL-23	IL-27
TNFα	TGFβ
IFN_{γ}	BDNF

Plausible indicators of Tcelna efficacy

- Reduction in Th1/TH17
- Increase in Treg/Tr1 cells
- Reduction in proinflammatory cytokines (IL-12, IL-23, IFN_{γ}, TNFα)
- Increase in anti-inflammatory cytokines (IL-10, IL-27)
- Loss of proinflammatory monocyte markers (CD16/HLA-DR, CCR5)
- Gain in anti-inflammatory monocyte markers (PDL-1, HLA-G, ICOS)

24

Financials

Pro forma as of June 30, 2013

Cash and Cash Equivalents (MM) $ 5.0

Convertible Debt (MM) (1) $ 3.2

Shares Outstanding (MM) ~8.1

Warrants (MM) (2) ~3.1

Stock Options (MM) (3) ~1.1

(1) Principal outstanding on convertible debt (2) Weighted average exercise price =$4.12 (3) Weighted average exercise price = $4.46

Goals and Milestones

Present Immune Monitoring base line data at ACTRIMS Conference (2013)

Activate Canadian sites and initiate enrollment in Canada (2013)

Activate and initiate all Abili-T clinical sites in U.S. (2013)

Advance and complete enrollment in Phase IIb Abili-T study in SPMS (2013-14)

Evaluate and present interim immune monitoring data (2013-15)

Evaluate potential of T-cell platform in additional autoimmune diseases (2013-14)

Investment Highlights

Lead product, Tcelna®, a T-cell immunotherapy for Multiple Sclerosis (MS)

Currently conducting a Phase IIb clinical trial in Secondary Progressive MS (SPMS)

Limited treatment options currently available for SPMS

Potential SPMS market in North America alone could exceed $7 Billion

Tcelna positioned as potential first-to-market personalized T-cell immunotherapy

Option and license agreement secured with Merck Serono for Tcelna in MS indications only, worldwide excluding Japan

Opexa’s in-house cGMP manufacturing enables close control of process and COGS

In previous MS clinical studies, Tcelna has demonstrated good safety and potential indications of clinical efficacy

FDA has granted Opexa Fast Track Designation for Tcelna in SPMS

APPENDIX

Tcelna® Highlights

Clinical studies conducted in Relapsing Remitting and Secondary Progressive MS

Progress made on manufacturing with focus on commercially viable process

? Over 850 Tcelna preparations have been successfully manufactured, reproducible and consistent

Safety demonstrated and trends in clinical efficacy across broad spectrum of patients for relapsing remitting and secondary progressive MS

Dose and regimen for ongoing clinical development has been selected based on dose ranging studies

Commercial opportunities in MS:

Secondary Progressive MS

Abili-T Phase II SPMS trial ongoing with 180 patients expected in U.S. and Canada

Fast track designation

Relapsing Remitting MS

Formal End of Phase II meetings have been conducted

FDA feedback obtained for potential Phase III studies

Tcelna Manufacturing:

Personalization followed by Expansion Step

The Epitope Profiling Assay (EPA)

Screen peripheral blood for Myelin-Reactive T-cells (MRTCs), and mapping of immunodominant epitopes to MBP, MOG and PLP

109 overlapping peptides encompassing MBP, MOG and PLP

Interferon gamma response to individual peptide pools defines positive response in 7 day assay

ImmPathTM Process

Procure unit of blood from which up to six T-cell lines reactive with immunodominant myelin peptides are generated and pooled as a patient-specific Tcelna product

Manufacturing performed under GMP/GTPs in functionally closed system

Process generates a year of Tcelna doses from a single unit of blood

Tcelna Manufacturing: Precision Medicine

Proprietary Assay Enables Annual Personalized Treatments

Year 1

Conduct analysis of 109 peptides from all three key myelin proteins (MBP, MOG, PLP)

Re-assess epitope profile annually to identify epitope shift

Develop newly personalized formulation annually based on evolved epitope profile

TERMS Study: Safety Overview

Safety Summary

Deaths No deaths occurred

Serious Adverse Events (SAEs) No treatment-related SAEs

Most common adverse events Mild to moderate injection site reaction

OPEXA THERAPEUTICS

Abili-T Annual Treatment and Efficacy Assessment Schedule


Screen
Screen
Baseline
Wk 4
Wk 8
Wk 12
Wk 24
Wk 36
Wk 52
E
P
IM1
IM2
IM3
IM4
T1
T2
T3
T4
T5
EDSS
Neuro
EDSS
Neuro
SDMT
MSFC
MSQLI
MRI
EDSS
Neuro
SDMT
EDSS
Neuro
SDMT
MSFC
MRI
EDSS
Neuro
SDMT
EDSS
Neuro
SDMT
MSFC
MSQLI
MRI

Efficacy Assessments

EDSS:	Expanded Disability Status Scale
NEURO:	Neurological Examination
SDMT:	Symbol Digit Modalities Test
MSFC:	MS Functional Composite
MSQLI:	MS Quality of Life Indicator
MRI:	Magnetic Resonance Imaging

T — Tcelna dose

IM — Immune Monitoring

E — Epitope Profile Assay

P — 500 mL Procurement

33

OPEXA THERAPEUTICS

Mechanism of Action

- **Attenuated, patient-specific (autologous) myelin reactive T-cells (MRTC)**
  - MRTC expanded *ex vivo* in response to immunodominant peptides of MBP, MOG and PLP
- **Therapeutic sc dosing (30-45 x 10^6 cells) stimulates host reactivity to the 'over-represented' MRTC inducing a dominant negative 'regulatory T-cell' response leading to:**
  - Down-regulation of similar endogenous disease-causing myelin reactive T-cells
  - Potential to induce up-regulation of regulatory cells (Foxp3+ and Tr1 cells) to reduce inflammation and provide possible neuroprotection, should these gain entry to the CNS
- **Phase I/II studies conducted with Tcelna in RRMS and SPMS showed a substantial reduction in MRTC, and improved clinical outcomes**
  - lower relapse rates and stabilization of disease as defined by EDSS

34

Mechanism of Action

Tcelna increases Tr1 cells in SPMS Patients

Observations

Increase in Tr1 cells from non-detectable to detectable levels in Tcelna treated patients (n=3)

Increase in Tr1 cells to a level similar to those observed in healthy controls (n=4)

p=0.971 (i.e. no statistical difference ifference between etween healthy donor onor and post ost-treatment TR1 dose ose levels)

Pre-Tcelna (non-detectable)

Post -Tcelna

Clinical findings in Tcelna treated patients

All three patients (who had experienced relapse in preceding 12-24 month) remained relapse free during the 52-week assessment

Showed stabilization of disease progression

Showed a 57%-67% reduction in myelin reactive T-cell counts from baseline

Mechanism of Action

The Immunopathology of SPMS

SPMS is associated with compartmentalized CNS inflammatory cells

- Microglia activation suggests ongoing chronic innate immune responses

SPMS is associated with inflammatory processes localized within the central nervous system

- Mechanisms responsible for continued neurodegeneration in SPMS are distinct from those of RRMS

- In SPMS, it is believed that the Blood Brain Barrier (BBB) remains closed enabling only those products that are able to cross the BBB to be potentially effective

- SPMS is characterized by a chronic inflammatory process (vs. acute episodes for RRMS)

Immunological defects associated with progression to SPMS

- Levels of the anti-inflammatory cytokine IL-10 are reduced in patients with SPMS

- A therapeutic that has the potential to restore local production of IL-10 would be expected to alleviate chronic inflammation, and thereby reduce neurodegeneration

Baseline Abili-T patients versus Healthy Individuals

OPEXA THERAPEUTICS

SPMS subjects have a reduced frequency of IL-10 secreting TR1 cells


CD4+ TR1:
CD4+CD18brightCD49b+
% of CD4+ T cells
15
10
5
0
*
Healthy Donors
SPMS Patients


CD4+ TR1:
CD4+CD45RA-LAG3+CD49b+
% of CD4+ T cells
4
3
2
1
0
**
Healthy Donors
SPMS Patients

* (p=0.02)

** (p=0.01)

ACTRIMS 2013 Poster: Profiling of Secondary Progressive MS by Multicolor Flow Cytometry
Lauren W Collison, Ph.D; Chris L Ayers, Ph.D., Jordan L Harrell, MBE; Don Healey, Ph.D.

37

SPMS subjects have reduced nTReg cells (another type of CD4 cells)

Frequency of nTregs may be reduced in SPMS, although the level of Foxp3 expression is equivalent to that of healthy donors. Therefore, function of Tregs cells is equivalent between the populations, unlike in RRMS where reduction in Tregs may play a greater role in the persistence of autoimmunity.


Foxp3+ nTregs:
CD4+CD127-CD25bright Foxp3+
% of CD4+ T cells
1.0
0.8
0.6
0.4
0.2
0.0
*
Healthy Donors
SPMS Patients

* (p=0.06)


Foxp3+ nTregs:
CD4+CD127-CD25bright Foxp3+
MFI
25000
20000
15000
10000
5000
0
Healthy Donors
SPMS Patients

(p=0.56)

ACTRIMS 2013 Poster: Profiling of Secondary Progressive MS by Multicolor Flow Cytometry
Lauren W Collison, Ph.D; Chris L Ayers, Ph.D., Jordan L Harrell, MBE; Don Healey, Ph.D.

38

OPEXA THERAPEUTICS

SPMS patients have fewer Anti-inflammatory monocytes (PDL1 and HLA-G)


PD-L1+ Monocytes:
CD14+CD16-ICOS+PD-L1+
% of Conv Monocytes
6
4
2
0
**
Healthy Donors
SPMS Patients

** (p=0.004)


HLA-G+ Monocytes:
CD14+CD16-ICOS+HLA-G+
% of Conv Monocytes
2.0
1.5
1.0
0.5
0.0
Healthy Donors
SPMS Patients

(p=0.164)

ACTRIMS 2013 Poster: Profiling of Secondary Progressive MS by Multicolor Flow Cytometry
Lauren W Collison, Ph.D; Chris L Ayers, Ph.D., Jordan L Harrell, MBE; Don Healey, Ph.D.

39